--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 1 of 19
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Original Filing)

                    PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    744319104
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                         70 Lafayette Street, 7th Floor
                            New York, New York 10013
                            Telephone: (212) 233-7400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 744319104             SCHEDULE 13D                       Page 2 of 19
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Stilwell Value Partners I, L.P
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
--------------------------------------------------------------------------------
        (b)
--------------------------------------------------------------------------------
     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)      WC, OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 1,147,100
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 1,147,100
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,147,100
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 9.1%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 3 of 19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Stilwell Partners, L.P.
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
--------------------------------------------------------------------------------
        (b)
--------------------------------------------------------------------------------
     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) WC, OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 1,147,100
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 1,147,100
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,147,100
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 9.1%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 4 of 19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Stilwell Value LLC
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
--------------------------------------------------------------------------------
        (b)
--------------------------------------------------------------------------------
     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) WC, OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 1,147,100
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 1,147,100
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,147,100
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 9.1%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 5 of 19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        Joseph Stilwell
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
--------------------------------------------------------------------------------
        (b)
--------------------------------------------------------------------------------
     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) PF, OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 1,147,100
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 1,147,100
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,147,100
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): 9.1%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 6 of 19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
        John Stilwell
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
        (a) [X]
--------------------------------------------------------------------------------
        (b)
--------------------------------------------------------------------------------
     3. SEC Use Only
        ........................................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) PF, OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 3,800
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 3,800
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,800
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11): .03%
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 7 of 19
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Schedule 13D is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, Joseph Stilwell, the general partner of Stilwell Partners and the managing and sole member of Stilwell Value LLC, and John Stilwell. All of the filers of this Schedule 13D are collectively referred to as the "Group."

     This statement relates to the common stock ("Common Stock") of Prudential Bancorp Inc. of Pennsylvania ("Issuer" or "PBIP"). The address of the principal executive offices of the Issuer is 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners I and Stilwell Partners, in Joseph Stilwell's capacities as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I and related partnerships.

     The business address of Stilwell Value Partners I, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners I and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I and related partnerships.

     This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell's business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 8 of 19
--------------------------------------------------------------------------------

     (f) Joseph Stilwell and John Stilwell are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The amount of funds expended to date by Stilwell Value Partners I to acquire the 1,127,100 shares of Common Stock it holds in its name is $11,295,316.87. Such funds were provided from Stilwell Value Partners I's working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

     The amount of funds expended to date by Stilwell Partners to acquire the 20,000 shares of Common Stock it holds in its name is $200,000.00. Such funds were provided from Stilwell Partners' working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

     The amount of funds expended to date by John Stilwell to acquire the 3,800 shares of Common Stock he holds in his name is $41,195.00. Such funds were provided from his individual retirement account funds.

     All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of  Transaction

     The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

     Members of the Group intend to meet with Issuer and seek representation on Issuer's Board of Directors. Members of the Group reserve their right to exercise other shareholder rights which include, without limitation, to: (a) communicate and discuss their views with other shareholders, including discussions concerning: (i) the election of directors to the Board, (ii) the Issuer's proposed stock recognition and retention and stock option plans and/or
(iii) ways to maximize shareholder value; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to (i) seeking Board representation, and/or (ii) opposing Issuer's proposed stock recognition and retention and stock option plans.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                     Page 9 of 19
--------------------------------------------------------------------------------

scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

     On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2002,

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 10 of 19
--------------------------------------------------------------------------------

Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June
13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group's
Schedule 13D and up until August 31, 2003, HCBB's outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc. and, having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

     On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 11 of 19
--------------------------------------------------------------------------------

Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.

     On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

     On November 25, 2002, certain members of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group's petition for permission to solicit proxies to elect two directors to ACAP's Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP wherein, among other things, ACAP added the Stilwell ACAP Group's nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board's fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to ACAP's per share book value. Since the filing of the Schedule 13D: (a) on November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value -- it subsequently announced it had retained Sandler O'Neill & Partners, L.P. to assist the Board in this regard; (b) on November 6, 2003, ACAP also announced that it would exit from the healthcare and workers compensation insurance businesses; (c) on December 2, 2003, ACAP announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003; (d) on December 23, 2003, ACAP named R. Kevin Clinton as its new President and Chief Executive Officer; and (e) on June 24, 2004, ACAP announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value is to continue to execute the Issuer's current business strategy of shedding non-core businesses and

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 12 of 19
--------------------------------------------------------------------------------

focusing on its core business line in its core markets. On August 19, 2004, the Stilwell ACAP Group disclosed that it intended to seek additional representation on the Board and exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP's invitation, Joseph Stilwell joined ACAP's Board of Directors and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the Board through the annual meeting in 2008.

     On June 30, 2003, certain members of the Group (the "Stilwell FPIC Group") filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. ("FPIC"). The Stilwell FPIC Group also reported that at such times as the market price of FPIC stock more adequately reflects the value of its assets, the Stilwell FPIC Group reserved its right to make additional dispositions of its holdings of FPIC stock irrespective of FPIC having taken steps to maximize shareholder value. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group's application to acquire more than 5% of FPIC's shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group's request to FPIC, the Group's nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich's appointment to the Board, the Issuer and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that, inasmuch as FPIC's shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

     On March 29, 2004, certain members of the Group (the "Stilwell COMB Group") filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. ("COMB"). The Stilwell COMB Group reported that it intended to meet with COMB's management to discuss the steps that management planned to take to address the challenges confronting COMB and that if the Stilwell COMB Group believes management is dealing effectively with such challenges, it would likely support current management. The Stilwell COMB Group has met with COMB management and, to date, is satisfied with management's progress in turning around the company. The Stilwell COMB Group will continue to monitor the situation and take appropriate steps to maximize shareholder value.

     Members of the Group may seek to make additional purchases of shares of Common Stock. Except as noted in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.


Item 5. Interest in Securities of the Issuer

     The percentages used in this filing are calculated based upon the number of outstanding shares of Common Stock, 12,563,750, reported asd the number of oustanding shares as of May 11, 2005, in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2005. All purchases and sales of shares of Common Stock reported herein, other than through the exercise of options, were made in open market transactions on The Nasdaq Stock Market.

(A) Stilwell Value Partners I

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 13 of 19
--------------------------------------------------------------------------------
    (a) Aggregate number of shares beneficially owned:  1,147,100
        Percentage:  9.1%

    (b) 1. Sole power to vote or to direct vote:   0
        2. Shared power to vote or to direct vote:  1,147,100
        3. Sole power to dispose or to direct the disposition:  0
        4. Shared power to dispose or to direct disposition:  1,147,100

    (c) Within the past sixty days, Stilwell Value Partners I has purchased 1,127,100 shares of Common Stock for a total of $11,295,316.87. The chart below reflects certain information concerning such purchases within the past sixty days:

       Date         Number of Shares     Price Per Share ($)   Total Cost ($)
 --------------- -------------------- -------------------- ---------------------
      5/9/05             4,700                8.80               41,360.00
 --------------- -------------------- -------------------- ---------------------
     5/10/05             1,500                8.86               13,290.00
 --------------- -------------------- -------------------- ---------------------
     5/12/05            14,300                9.49              135,698.42
 --------------- -------------------- -------------------- ---------------------
     5/13/05            93,400                9.67              903,510.56
 --------------- -------------------- -------------------- ---------------------
     5/16/05            59,000                9.67              570,394.30
 --------------- -------------------- -------------------- ---------------------
     5/17/05            10,000                9.60               96,000.00
 --------------- -------------------- -------------------- ---------------------
     5/18/05             2,100                9.55               20,055.00
 --------------- -------------------- -------------------- ---------------------
     5/19/05            30,400                9.69              294,469.52
 --------------- -------------------- -------------------- ---------------------
     5/20/05            27,600                9.68              267,110.22
 --------------- -------------------- -------------------- ---------------------
     5/23/05             9,800                9.74               95,419.66
 --------------- -------------------- -------------------- ---------------------
     5/24/05            65,000                9.77              634,810.00
 --------------- -------------------- -------------------- ---------------------
     5/25/05            48,600                9.78              475,197.39
 --------------- -------------------- -------------------- ---------------------
     5/26/05            29,600                9.77              289,206.80
 --------------- -------------------- -------------------- ---------------------
     5/27/05             3,600                9.77               35,172.00
 --------------- -------------------- -------------------- ---------------------
     5/31/05            27,500                9.82              270,050.00
 --------------- -------------------- -------------------- ---------------------
      6/1/05            55,000                9.81              539,690.00
 --------------- -------------------- -------------------- ---------------------
      6/2/05            34,900                9.86              344,203.00
 --------------- -------------------- -------------------- ---------------------
      6/3/05            50,000                9.89              494,500.00
 --------------- -------------------- -------------------- ---------------------
      6/6/05            25,000                9.90              247,500.00
 --------------- -------------------- -------------------- ---------------------
      6/8/05           119,400               10.01            1,195,498.00
 --------------- -------------------- -------------------- ---------------------
      6/9/05           188,400               10.17            1,915,824.00
 --------------- -------------------- -------------------- ---------------------
     6/10/05            57,300               10.41              596,493.00
 --------------- -------------------- -------------------- ---------------------
     6/13/05            50,000               10.55              527,360.00
 --------------- -------------------- -------------------- ---------------------
     6/14/05            25,000               10.66              266,455.00
 --------------- -------------------- -------------------- ---------------------
     6/15/05            95,000               10.80            1,026,050.00
 --------------- -------------------- -------------------- ---------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 14 of 19
--------------------------------------------------------------------------------

(B)  Stilwell Partners

     (a) Aggregate number of shares  beneficially owned:  1,147,100
         Percentage: 9.1%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 1,147,100
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 1,147,100

     (c) Stilwell Partners has made no purchases of shares of Common Stock within the past sixty days.

     (d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C) Stilwell Value LLC

     (a) Aggregate number of shares  beneficially owned:  1,147,100
         Percentage: 9.1%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 1,147,100
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 1,147,100

     (c) Stilwell Value LLC has made no purchases of shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(D)    Joseph Stilwell

     (a) Aggregate number of shares  beneficially owned:  1,147,100
         Percentage: 9.1%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct vote: 1,147,100
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 1,147,100

     (c) Joseph Stilwell has made no purchases of shares of Common Stock.

(E)    John Stilwell

     (a) Aggregate number of shares beneficially owned: 3,800
         Percentage: .03%

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 15 of 19
--------------------------------------------------------------------------------

     (b) 1. Sole power to vote or to direct vote:  3,800
         2. Shared power to vote or to direct  vote:  0
         3. Sole power to  dispose  or to direct the  disposition: 3,800
         4. Shared power to dispose or to direct disposition: 0

     (c) Within the past sixty days, on June 15, 2005, John Stilwell purchased 3,800 shares of Common Stock for $10.84 per share for a total of $41,195.00.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners I, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, are entitled to an allocation of a portion of profits.

     See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits

       Exhibit No.      Description
          --            -----------
          1             Joint Filing Agreement
          2             Power of Attorney of John Stilwell

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 16 of 19
--------------------------------------------------------------------------------

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   June 20, 2005

                                   STILWELL VALUE PARTNERS I, L.P.

                                   By:  STILWELL VALUE LLC
                                        General Partner

                                   /s/ Joseph Stilwell
                                   ----------------------------------
                                   By:    Joseph Stilwell
                                          Managing and Sole Member

                                   STILWELL PARTNERS, L.P.

                                   /s/ Joseph Stilwell
                                   ----------------------------------
                                   By:  Joseph Stilwell
                                        General Partner

                                   STILWELL VALUE LLC

                                   /s/ Joseph Stilwell
                                   ----------------------------------
                                   By:  Joseph Stilwell
                                        Managing and Sole Member

                                   JOSEPH STILWELL

                                   /s/ Joseph Stilwell
                                   -----------------------------------
                                   Joseph Stilwell

                                   JOHN STILWELL

                                   /s/ John Stilwell
                                   -----------------------------------
                                   John Stilwell

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 17 of 19
--------------------------------------------------------------------------------

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:   June 20, 2005

                                   STILWELL VALUE PARTNERS I, L.P.

                                   By:  STILWELL VALUE LLC
                                        General Partner

                                   /s/ Joseph Stilwell
                                   ------------------------------------
                                   By:    Joseph Stilwell
                                          Managing and Sole Member

                                   STILWELL PARTNERS, L.P.

                                   /s/ Joseph Stilwell
                                   ------------------------------------
                                   By:  Joseph Stilwell
                                        General Partner

                                   STILWELL VALUE LLC

                                   /s/ Joseph Stilwell
                                   ------------------------------------
                                   By:  Joseph Stilwell
                                        Managing and Sole Member

                                   JOSEPH STILWELL

                                   /s/ Joseph Stilwell
                                   ------------------------------------
                                   Joseph Stilwell

                                   JOHN STILWELL

                                   /s/ John Stilwell
                                   ------------------------------------
                                   John Stilwell

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 18 of 19
--------------------------------------------------------------------------------


                                    EXHIBIT 2
                       POWER OF ATTORNEY OF JOHN STILWELL

     Know all by these presents that the undersigned hereby constitutes and appoints Joseph Stilwell the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of Prudential Bancorp Inc. of Pennsylvania (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such
          Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

--------------------------------------------------------------------------------
CUSIP No. 744319104                SCHEDULE 13D                    Page 19 of 19
--------------------------------------------------------------------------------

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of June, 2005.


                                   /s/ John Stilwell
                                   -----------------------------------
                                   Signature


                                   John Stilwell
                                   -----------------------------------
                                   Print Name